FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                        For the month of NOVEMBER, 2003




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 HABOSEM STREET, KIRYAT MINRAV, ASHDOD, ISRAEL 77610
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F |X|        Form 40-F |_|


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     This Form 6-K consists of a copy of a Press Release dated November 19, 2003 from Healthcare Technologies Ltd., an Israeli corporation (the "Company") with respect to discussions with ImmvaRx Inc. concerning a possible deal.

FOR:            HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:        Moshe Reuveni
                CEO
                +972.54.243.649


                             -----------------------


                  HEALTHCARE TECHNOLOGIES ANNOUNCES DISCUSSIONS
                      WITH IMMVARX REGARDING POSSIBLE DEAL


                             -----------------------


ASHDOD, ISRAEL, November 19, 2003 --- Healthcare Technologies, Ltd. (NASDAQ:
HCTL), today announced that it is holding preliminary discussions with ImmvaRx Inc. The Company said that should the discussions materialize it is presently contemplated that ImmvaRx would transfer all or a substantial part of its intellectual property (IP) to the Company in return for shares representing a controlling interest in the Company. Concurrently, the Company's principal stockholder, Gamida for Life BV, would have the option to purchase its respective share in the Company's subsidiaries in return for its holdings in the Company and the Company would have the option to force Gamida to execute same. The two options shall be effective only following six months of the signing of a definitive agreement.

The Company anticipates that one of the conditions to the transaction will be that the Company receives an independent valuation of not less than $10 million and ImmvaRx receives an independent valuation for the transferred IP of not greater than $20 million.

To protect the Company's current stockholders, an additional valuation of ImmvaRx's IP will be performed six months following a signing of a definitive agreement. Should such a valuation of the IP show a decrease of 50% or more, the Company's current stockholders shall have the option to transfer the IP back to ImmvaRx in return for the shares allocated to ImmvaRX.

The proposed deal would be subject to the negotiation and execution of a definitive agreement and to customary closing conditions, including the receipt of all governmental and other consents and approvals and the approval of Healthcare's Audit Committee, Board of Directors and stockholders. There can be no assurance as to whether or when the transaction will occur. The Company also said that it will have no further comments on this transaction pending either the announcement of an agreement in principal for the transaction or abandonment of discussions.


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                         ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Gamidagen Marketing (1979) Ltd, Gamidor Diagnostics (1984) Ltd, Danyel Biotech Ltd and Pronto Diagnostics Ltd. specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                                 ABOUT IMMVARX

ImmvaRx is developing humanized antibody immunotherapies based upon the Labyrinthin molecule and Profilin molecules, along with associated vaccines. ImmvaRx, Inc. is currently developing original immunotherapies against broad families of cancers and allergies, along with highly specific diagnostics for these conditions. Immunotherapies include Humanized Antibodies, Antibody mediated chemotherapy, and Vaccines. ImmvaRx has laboratories in California and Illinois, and clinical trial sites in Hong Kong and Israel.

SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.


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                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              HEALTHCARE TECHNOLOGIES LTD.
                                              (Registrant)


                                              By:      /S/ DANIEL KROPF
                                              -------------------------
                                                       Daniel Kropf
                                                       Chairman of the Board


Dated:   November 20, 2003